Exhibit (a)(5)(vii)

Reckitt Benckiser

for

Employees of Schiff Nutrition International, Inc. Q&A

General Transaction Matters

1.              When will Schiff become a part of Reckitt Benckiser?

Schiff has signed an agreement to be acquired by Reckitt Benckiser; however, there are several customary closing conditions that need to be met before the deal is closed.  Subject to satisfaction of those conditions, we expect change of control to occur by December 17th.  Until closing, Reckitt Benckiser and Schiff will continue to operate as independent companies.

2.              When will the transactions close?

The transactions will occur in two steps.  The first step, a tender offer, and the second step, a merger, are both expected to close by the end of 2012 subject to the satisfaction of customary closing conditions.  Subject to satisfaction of those conditions, we expect change of control to occur by December 17th.

3.              Why did Reckitt Benckiser offer to buy Schiff at a premium over the price that Bayer was willing to pay?

Reckitt Benckiser sees a potential for significant value creation as Schiff has very strong brands and there are excellent opportunities present in the VMS segment.  Reckitt Benckiser has a history of successfully executing transactions, integrating acquired businesses and developing them.

4.              Will Reckitt Benckiser continue to use Schiff’s Salt Lake City, Utah manufacturing facility or will production be shifted to one of Reckitt Benckiser’s other existing manufacturing facilities?

Reckitt Benckiser intends to utilize the Schiff manufacturing facility in Salt Lake City, Utah. After closing, Reckitt Benckiser will be looking for synergy opportunities across both businesses and will communicate its facilities strategy as soon as practicable.

5.              Where will manufacturing of the acquired brands take place?

A full strategic review of the manufacturing of all Schiff products will take place. It is our working assumption that the manufacturing of the acquired brands currently made at Schiff’s Salt Lake City, Utah manufacturing facility will continue.  As with all of our products, we continually review the sourcing strategy to ensure we can manufacture and service our customers in the most effective and efficient way.

6.              What will happen to existing commercial agreements between Schiff Nutrition and third parties?

Upon the closing of the transactions, Schiff will become an indirect wholly owned subsidiary of Reckitt Benckiser and, with certain limited exceptions, there will not be any anticipated changes to current third party arrangements.

7.              What are the general financial terms of the transactions?

Reckitt Benckiser, through a wholly-owned subsidiary, has commenced an all cash tender offer for all outstanding common stock of Schiff at a price of $42 per common share - that is an aggregate transaction value of approximately US $1.4 billion.  Assuming the tender offer closes successfully, there will be a merger pursuant to which all common shares not previously tendered in the offer or made the subject of appraisal rights will be cancelled for the same consideration.  Following those steps, Schiff will be an indirect wholly owned subsidiary of Reckitt Benckiser.

8.              Will Schiff cease to exist after the transactions close?

No. Schiff will continue to exist and, following closing of the merger, Schiff will be an indirect wholly owned subsidiary of Reckitt Benckiser. It will no longer be listed on the New York Stock Exchange.

Employees / Benefits

9.              What will happen to Schiff employees between now and when the transactions are closed?

Until closing of the tender offer, Reckitt Benckiser and Schiff will continue to operate as independent, unaffiliated companies.  From the closing of the tender offer until closing of the merger, Reckitt Benckiser and Schiff will continue to operate as separate companies, with Reckitt Benckiser as the controlling stockholder of Schiff.  Our goal will be to ensure as little disruption as possible to allow us to come together as a stronger combined organization for the future.

These types of transactions create uncertainty and both companies intend to provide employees with updated communications during this process  In an effort to minimize such period of uncertainty, Reckitt Benckiser will commence meetings with Schiff employees to start to better understand and map the Schiff organization to the Reckitt Benckiser organization. Reckitt Benckiser also recognizes the VMS talent throughout the Schiff organization and is keen to start to get to know each individual as quickly as appropriate.

At this point in time, it is too early in the planning and integration process to be able to provide specific details surrounding the new organization and reporting in detail.  Reckitt Benckiser, however, is committed to providing such information as quickly as possible.

10.       Will there be layoffs associated with the merger?

Following the closing of the transactions, Reckitt Benckiser will build on the combined strengths and success of the two companies.  For the areas of the business where there are overlaps and duplicated roles, and where Reckitt Benckiser will not be able to offer jobs to all, there will be a formal process for selection, which will be designed to be fair and objective. The selection process will include understanding each colleague’s openness to mobility, their current role and interest in future roles and cultural fit.  Reckitt Benckiser will honor the terms of the Schiff Nutrition International, Inc. Change in Control Plan.  Reckitt Benckiser’s U.S. business leaders will be in direct contact with Schiff’s employees as soon as they are allowed and are looking forward to meeting the employees of Schiff.

11.       What if I am terminated?

As stated in the recent letter from the CEO of Reckitt Benckiser, Reckitt Benckiser will honor the terms of the Schiff Nutrition International, Inc. Change in Control Plan. This plan provides severance benefits to certain eligible employees who are terminated by the Company without Cause or resign for Good Reason within 12 months following a Change in Control of the Company.  “Good Reason” means (i) a reduction of an employee’s base pay or total cash compensation opportunity (base pay and annual bonus opportunity) or (ii) a relocation of an  employee’s principal place of employment by more than 50 miles (subject to notice and cure periods).  The purposes of this plan are to help alleviate both the negative effects on productivity due to uncertainty during the 12-month transition period following a Change in Control and the potential for economic hardship of affected employees.

This plan provides benefits by grade level and years of service (less certain offsets as described in the plan) to eligible employees:

Level/Pay Grade	Payment Formula	Maximum Severance Pay	Minimum Severance Pay
VP/PG 13 and 12	Greater of 0.5 x Base Salary (i.e., six month’s Base Salary) or 2 Weeks of Pay per Year of Service	40 weeks	6 months
Director/ PG 11, 10 and 9	2 Weeks of Pay per Year of Service	40 weeks	16 weeks
Manager/ PG 7 and 8	2 Weeks of Pay per Year of Service	40 weeks	12 weeks
Pay Grades 1-6	1.5 Weeks of Pay per Year of Service	30 weeks	8 weeks

12.       How will my compensation be affected?

Compensation, along with all other plans for integration into Reckitt Benckiser’s compensation structures, is currently under evaluation and will be communicated as soon as practicable after closing of the merger.  In accordance with the Schiff Nutrition International, Inc. Change in Control Plan, a reduction of an employee’s base pay or total cash compensation opportunity (base pay and annual bonus opportunity) is a trigger for the employee to be eligible for severance.

13.       What about my bonus?

At closing of the merger there will be a pro-rated bonus pay-out of the fiscal 2013 bonus plan as determined by the expected achievement of the current forecast.

14.       How does the tender offer and merger affect my stock options?

The tender offer is not made for any stock options.  However, you may tender in the offer any  shares received upon the exercise of vested stock options, provided that such exercises are timely made prior to the expiration of the tender offer (you should discuss the required mechanics for this process with the appropriate contact at Schiff).  Each outstanding stock option will be cancelled at the effective time of the merger and, in exchange, you will be entitled to receive a payment in cash of an amount equal to the product of (i) the total number of shares subject to the option and (ii) the excess, if any, of $42 and the exercise price per share of the stock subject to the option.

15.       What happens if I don’t want to work for Reckitt Benckiser and I resign my job?

Your employment at Schiff/Reckitt Benckiser is at will.  If you resign prior to the closing of the tender offer or prior to the closing of the merger, you will not be eligible for any potential severance benefits (whether under the Schiff Nutrition International, Inc. Change in Control Plan or otherwise).

16.       Will this merger impact employment in Salt Lake City, Utah?  Emeryville, California?  Other locations?

Reckitt Benckiser currently plans to utilize the Schiff manufacturing facility in Salt Lake City.  It has not yet been determined where other positions will be located.

17.       When do you expect to know how many employees will lose their jobs?

We will be able to provide more specific details once integration planning is completed.  All Schiff associates will know their job status by January 31, 2013.  All Schiff associates will receive 30 days notice if their role will be impacted.

18.       Will there be a retention plan for key Schiff employees?

Retention along with all other integration into Reckitt Benckiser’s compensation structures is currently under evaluation and will be communicated as soon as practicable after closing of the merger.

19.       What will happen to the current Schiff management / executive team?

Until closing of the tender offer, Reckitt Benckiser and Schiff will continue to operate as independent, unaffiliated companies. Schiff senior management is committed to continuing to execute our strategy with excellence. Upon closing of the tender offer, Reckitt Benckiser and Schiff will determine future leadership needs.

20.       What will the selection process look like for positions at Reckitt Benckiser?

Colleagues should remember that upon completion of the transactions all Schiff employees will be Reckitt Benckiser employees.  Severance eligibility is triggered by job loss and not triggered by completion of the transactions. The selection process will include understanding each colleague’s openness to mobility, their current role and interest in future roles and cultural fit.

21.       Will Reckitt Benckiser offer relocation?

It has not yet been determined where all positions will be located.  In general, Reckitt Benckiser provides a very competitive relocation package.

22.       How will this merger affect our current benefits plans?

Integration into Reckitt Benckiser’s benefit plans is currently under evaluation and will be communicated as soon as practicable after closing.

Reckitt Benckiser provides a total compensation and benefits package that is competitive in the marketplace.  Meetings to describe the specifics of the new plans will be held as soon as practicable under the terms of the agreement.

23.       How will years of service be calculated for severance purposes?

Under the Schiff Nutrition International, Inc. Change in Control Plan, years of service will be computed as a year and month figure.  For example, if you have been with Schiff for five years and seven full months as of the close of the tender offer, you would have 5.58 years of service.

24.       What about my PTO (Personal Time Off)?

a.              If I have PTO hours on December 31, 2012 that would normally carry over into 2013, what happens to those hours after close?

PTO hours will be paid at the end of 2012.

b.              After close, will my PTO accrual remain the same?

As of the effective date of closing, all employees will be under the Reckitt Benckiser vacation and holiday schedule.  Reckitt Benckiser does not utilize the Paid Time System that is currently in place in at Schiff.  Reckitt Benckiser uses a vacation schedule based on years of service as follows:

Years of Service	Vacation Days Per Calendar Year
Less than 1 year	0-15 days
1-9 years	15 days
10-19 years	20 days
20-34 years	25 days
35 years or more	30 days

The 2013 Reckitt Benckiser holiday schedule is as follows:

Date	Day of Week	Holiday
January 1	Tuesday	New Year’s Day
February 18	Monday	Presidents’ Day
May 27	Monday	Memorial Day
July 4	Thursday	Independence Day
September 2	Monday	Labor Day
November 28	Thursday	Thanksgiving Day
November 29	Friday	Day After Thanksgiving
December 24	Tuesday	Christmas Holiday
December 25	Wednesday	Christmas Holiday

In 2013, our employees will also be entitled to four floating holidays. Holidays and the number of floating days may vary from year to year

25.       If I started employment after the beginning of the fiscal year (June 1, 2013), will I still get paid a 7/12 pro-rata bonus if the transactions close in December 2012?

Yes.  Upon a successful closing of the transactions in December, you will be paid 7/12 of your annual bonus amount based on actual performance, unless Schiff determines otherwise.

26.       Are promotions and raises on hold prior to close of the merger?

Promotions and raises generally will not be made prior to the closing of the merger.

27.       What will happen to the unvested portion of my employer matching contributions under the Schiff 401(k) Plan if I am terminated after the merger closes?

Normally, under the terms of the Schiff 401(k) Plan and unless otherwise required by law, if you are terminated after the merger closes the unvested portion of your employer matching contribution will be forfeited.  Reckitt Benckiser is in the process of reviewing this and will provide you with more information as soon as practicable.

28.       What will happen to the unvested portion of my employer matching contributions under the Schiff 401(k) Plan if I become a participant in Reckitt Benckiser’s 401(k) Plan after the merger closes?

You will continue to vest in the unvested portion of your employer match on a vesting schedule that is at least as favorable as the vesting schedule under the Schiff 401(k) Plan. Reckitt Benckiser will not make your vesting schedule on your Schiff 401(k) Plan employer match longer than what it was under the Schiff 401(k) Plan.

29.       Will 401(k) Plan contributions be withheld from any pro-rata bonus payment?  What about payment for options?

Per the terms of the Schiff 401(k) Plan, the pro-rata bonus payment is subject to 401(k) contributions but payments on options are not subject to 401(k) contributions.

Transition / Integration

30.       When will Reckitt Benckiser employees travel to Salt Lake City and/or Emeryville to begin the transition?

Until the tender offer closes, both companies will be independent and unaffiliated and for legal reasons will have interaction mainly limited to planning of transition matters.  We currently expect that initial transition planning teams will visit Salt Lake City around the weeks of December 3rd and 10th.

31.       When do you expect the integration to be complete?

Reckitt Benckiser expects that the integration will be completed as soon as practicable following the close of the merger.

About Reckitt Benckiser

32.       Who is Reckitt Benckiser?

Reckitt Benckiser is a global consumer goods leader in the health, hygiene and home categories, with operations in 60 countries and selling products in over 180 countries. Reckitt Benckiser also has a US-based food business (French’s Mustard and range, Frank’s Red Hot and range and Cattleman’s) and a Suboxone pharmaceutical business (these are opiate-withdrawal support drugs and are the only prescription pharmaceutical products we have in the business). The food and pharmaceutical businesses are managed separately. The modern Reckitt Benckiser company was born in 1999, with the merger of Reckitt & Colman and Benckiser. The histories of those two businesses both go back two hundred years and their combination proved to be one of the most successful corporate mergers in recent memory.

33.       Where can I learn more about Reckitt Benckiser?

Once the transactions close, Reckitt Benckiser is planning to hold employee meetings at Schiff offices in Emeryville and Salt Lake City.  Other information on Reckitt Benckiser can be found at http://www.rb.com.  In addition, we currently expect that Reckitt Benckiser representatives will present a corporate overview during our next Schiff company meeting.

34.       How would you describe Reckitt Benckiser’s culture?

Reckitt Benckiser employees and its culture are at the heart of our success. They have an intense drive for achievement and a desire to outperform wherever they focus  We offer an entrepreneurial environment that gives our employees a global perspective and lets them use their initiative.

As a global leader, we rely on moving faster, thinking more creatively and acting more decisively than our competitors. Our employees are given roles with real meaning from day one, and have genuine ownership for what they deliver and responsibility for their results.

Reckitt Benckiser has built its success on a quick thinking, fast-acting culture, so our employees enjoy roles that have real impact on a business that continues to outpace the global markets.

They have the character, resilience and ambition to make the most of this opportunity and are passionate about their careers, about our business and about improving the lives of our consumers.  In return, Reckitt Benckiser gives them an exciting, fast-paced and international career, and the satisfaction that comes from driving a dynamic global business to greater heights.

These Q&As are only a summary of some frequently asked questions.  In the event of any conflict between these Q&As and the terms of any plan, the official plan documents will control. Nothing in these Q&As creates any rights for any employee, nor requires Schiff or Reckitt Benckiser to continue any specific employee benefit plan.

Forward-Looking Statements

Statements herein regarding the proposed transaction between Reckitt Benckiser and Schiff, future financial and operating results and any other statements about future expectations constitute “forward looking statements.”  These forward looking statements may be identified by words such as “believe,” “expects,” “anticipates,” “projects,” “intends,” “should,” “estimates” or similar expressions.  Such statements are based upon current beliefs and expectations and are subject to significant risks and uncertainties.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements.  We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless required by law.

Important Additional Information

This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities; in addition, no proxies will be solicited in connection with the proposed transaction.  The solicitation and offer to buy the common stock of Schiff will only be made pursuant to an amended and restated offer to purchase and related materials that Reckitt Benckiser filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2012. Schiff filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 on November 27, 2012.  Stockholders should read these materials carefully because they contain important information, including the terms and conditions of the offer.  Stockholders may obtain the offer to purchase and related materials with respect to the tender offer free of charge at the SEC’s website at www.sec.gov or from MacKenzie Partners, Inc., Reckitt Benckiser’s Information Agent, at 800-322-2885 (toll-free) or at +1-212-929-5500 (call collect).